Exhibit 99.1

GEAC COMMENTS ON CRESCENDO’S CHANGE OF DIRECTOR NOMINEE

MARKHAM, ONTARIO and SOUTHBOROUGH, MA, August 23, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC) today provided information that corrects the misstatements that the general partner of New York activist hedge fund Crescendo Partners put forth in its press release issued today and in its proxy circular filed August 19, 2005 in which it nominated two dissident directors to Geac’s Board, Mr. Eric Rosenfeld and Mr. Gerry Smith, to replace two of Geac’s eight existing directors, Mr. Michael D. Marvin and Mr. Robert L. Sillcox.  The Crescendo Partners press release issued earlier today states that Mr. Smith will not run as a dissident director nominee “Due to a conflict of which he was not previously aware…” and its circular of August 19, 2005, states that Mr. Smith has served as a Venture Partner of Updata Capital, a technology focused private equity firm, since February 2005.  Mr. John F. Burton, Managing General Partner of Updata, has informed the Geac Board that Mr. Smith has never had a formal relationship with Updata Capital, Updata Partners or any of its affiliates.

On Monday, August 22, 2005, Geac’s Board of Directors announced that it unanimously opposes the election of two dissident director nominees proposed by Crescendo Investments II, LLC, the general partner of Crescendo Partners, because it believes their election would not be in the best interest of other Geac shareholders.

C. Kent Jespersen, Non-Executive Chairman of Geac, said on behalf of the Board, “The misrepresentation that Crescendo and Eric Rosenfeld have made regarding Mr. Smith’s affiliation with Updata is undeniable proof of the need for corporate governance and nominating committee processes for evaluating potential director nominees.  Furthermore, Crescendo’s attempt to gloss it over by declaring that Mr. Smith had a conflict of which he was not previously aware provides further evidence of Mr. Rosenfeld’s irresponsible approach.  Our shareholders have the absolute right to be represented by the best available directors, and it is our duty to meet and thoroughly evaluate all director candidates.  We thank Updata for bringing this inaccuracy to our attention.”

John F. Burton, Managing General Partner of Updata, said, “Geac shareholders should understand that Mr. Gerry Smith is not involved in an official capacity with the Updata firm and neither Updata Capital, Updata Partners nor any of its affiliates supports, or is part of any effort to interfere or become involved in the Board of Directors matters of Geac.”

Continued Burton, “I have been involved with Geac Board member and current company director nominee Mike Marvin as a fellow Board member for over five years at MapInfo, a public NASDAQ firm, and in an advisory capacity to Vicarious Vision, at which Mike served on the Board.  In both associations I found Mike to be an excellent Board member, fully proficient in all financial, governance and operating matters.  Additionally, I found Mike to be astutely aware of properly building shareholder value”

Geac urges shareholders to reelect the Company’s eight Board nominees by completing and returning the white proxy card.  For assistance in voting, shareholders can call Geac’s proxy solicitors, Georgeson Shareholder Communications, toll-free at 1-866-765-7561.

Further details are provided in Geac’s 2005 management proxy circular sent to shareholders, which is also available in the Investor’s section of the company’s website.

About Geac

Geac is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC”.

*   *   *

For more information, please contact:

Denise DesChenes or Dan Gagnier of Citigate Sard Verbinnen at 212-687-8080